UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Opiant Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
683750103

(CUSIP Number)
Kevin Pollack
c/o Sheppard Mullin Richter & Hampton LLP
Attn: Robert L. Wernli, Jr., Esq.
12275 El Camino Real, Suite 200
San Diego, CA 92130
(858) 720-8900

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 4, 2018

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683750103
(1) Names of Reporting Persons Kevin Pollack
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ⁬☐ (b) ⁬☐
(3) SEC Use Only
(4) SOURCE of Funds (See Instructions) PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ⁬☐
(6) Citizenship or Place Of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
148,834 shares
(8) Shared Voting Power
0 shares
(9) sole dispositive power
148,834 shares
(10) Shared Dispositive Power
0 shares
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 148,834 shares
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ⁬☐
(13) Percent of Class Represented by Amount in Row (11) 4.99% *
(14) Type of Reporting Person (See Instructions) IN

*
Percentage calculated based on 2,982,665 shares of Common Stock, par value $.001 per share, of Opiant Pharmaceuticals, Inc. (the "Issuer") which is the total number of shares estimated to be outstanding as of September 11, 2018, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on September 26, 2018.

Explanatory Note
This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 28, 2018 (the “Schedule 13D”) by the Reporting Person relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.
Item 4.    Purpose of Transaction.
Item 4 is amended to add the following:
On October 4, 2018, the Reporting Person entered into a letter agreement with the Issuer, pursuant to which the Reporting Person and the Issuer agreed that the Reporting Person shall not have the right to exercise any portion of the Issuer stock options held by the Reporting Person to the extent that, after giving effect to such exercise, the Reporting Person, his affiliates and any persons acting as a group together with the Reporting Person or his affiliates, would beneficially own in excess of 4.99% of the outstanding shares of Common Stock of the Issuer. Upon not less than 61 days’ prior notice to the Issuer, the Reporting Person may increase such beneficial ownership limitation (but not above 9.99%) or decrease such limitation. The beneficial ownership limitation will automatically lapse upon the Issuer entering into a definitive agreement or instrument pursuant to which, among other things, the Issuer would, directly or indirectly, merge into another person or entity or sell all or substantially all of its assets.
Item 5.     Interest in Securities of the Issuer.
Paragraphs (a), (b) and (e) of Item 5 are amended and restated in their entirety as follows:
(a) and (b)    The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement are incorporated herein by reference. As of the close of business on October 4, 2018, the Reporting Person beneficially owned 148,834 shares of Common Stock, representing approximately 4.99% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership is based on 2,982,665 shares of Common Stock, which is the total number of shares of Common Stock of the Issuer estimated to be outstanding as of September 11, 2018, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on September 26, 2018.
(e)    Effective October 4, 2018, as a result of the letter agreement disclosed in Item 4 above, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock, par value $.001 per share.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities.

Item 6 is amended and restated in its entirety as follows:

Other than as described in this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.
Item 7 is amended to add the following:

Exhibit Number	Description
1	Letter agreement, dated as of October 4, 2018, between Kevin Pollack and Opiant Pharmaceuticals, Inc.

EXHIBIT INDEX

Exhibit Number	Description
1	Letter agreement, dated as of October 4, 2018, between Kevin Pollack and Opiant Pharmaceuticals, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2018
Date
/s/ Kevin Pollack
Signature
Kevin Pollack
Name/Title

5